Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Appendix 4D – Half Year Ended 30 September 2013
Key Information	Half Year Ended 30 September
	2013 US$M	2012 US$M	Movement
Net Sales From Ordinary Activities	764.2	674.1	Up	13%
Profit From Ordinary Activities After Tax Attributable to Shareholders	194.1	83.5	Up	-
Net Profit Attributable to Shareholders	194.1	83.5	Up	-
Net Tangible (Liabilities) Assets per Ordinary Share	US$0.10	US$0.14	Down	29%

Dividend Information

•	An FY2014 first half ordinary dividend (FY2014 first half dividend) of US8.0 cents per security is payable to CUFS holders on 28 March 2014.

•

The record date to determine entitlements to the FY2014 first half dividend is 19 December 2013 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	The FY2014 first half dividend and future dividends will be unfranked for Australian taxation purposes.

•

The company will be required to deduct Irish DWT (currently 20% of the gross dividend amount) from this dividend and future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

•

The Australian currency equivalent amount of the FY2014 first half dividend to be paid to CUFS holders will be announced after the record date. The amount payable to shareholders who have elected to receive their dividend in NZ dollars or British pounds will also be announced on the same date.

•	No dividend reinvestment plan is in operation for this FY2014 first half dividend.

•

A FY2013 second half ordinary dividend (FY2013 second half dividend) of US13.0 cents per security and a special dividend (FY2013 special dividend) of US24.0 cents per security were paid to share/CUFS holders on 26 July 2013.

Movements in Controlled Entities during the half year ended 30 September 2013

There were no movements in controlled entities during the half year ended 30 September 2013.

Review

The results and financial information included within this half year report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 2nd Quarter and Half Year Ended 30 September 2013

Contents

1.	Media Release
2.	Management’s Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements
5.	Half-Yearly Directors’ Report

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2013 Annual Report which can be found on the company website at www.jameshardie.com.